                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           CHATTOWN.COM NETWORK, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.05 Per Share
                         (Title of Class of Securities)

                                   922389 101
                                 (CUSIP Number)

                            Jonathan L. Shepard, Esq.
                      Siegel, Lipman, Dunay & Shepard, LLP
                              The Plaza - Suite 801
                              5355 Town Center Road
                              Boca Raton, FL 33486
                                 (561) 368-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS.

         I.R.S. IDENTIFICATION NOS. OF THE ABOVE PERSONS (ENTITIES ONLY)

         THOMAS CLAY

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (See Instructions)

         00

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF
SHARES                              7.      12,000,000
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH                         8.      SHARED VOTING POWER

                            9.      SOLE DISPOSITIVE POWER

                                    12,000,000

                           10.      SHARED DISPOSITIVE POWER

                                    0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         12,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11)

         34.05%

14.      TYPE OF REPORTING PERSON (See Instructions)

         IN

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF THE ABOVE PERSONS (ENTITIES ONLY)

         MARK SCHELLENBERGER

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (See Instructions)

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF
SHARES                     7.       12,000,000
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

                  8.       SHARED VOTING POWER

                                    0

                  9.       SOLE DISPOSITIVE POWER

                                    12,000,000

                  10.      SHARED DISPOSITIVE POWER

                                    0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         12,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11)

         34.05%

14.      TYPE OF REPORTING PERSON (See Instructions)

         IN

ITEM 1:           SECURITY AND ISSUER:

         1(a)     Common Stock, $.001 per share par value.

         1(b) Chattown.com Network, Inc. ("Chattown"), 200 S. Washington Blvd., Suite 9, Sarasota, FL 34236

ITEM 2:           IDENTITY AND BACKGROUND:

         2(a)-(c)

         (i) Thomas Clay, 200 S. Washington Blvd., Suite 9, Sarasota, FL 34236. Mark Schellenberger, 200 S. Washington Blvd., Suite 9, Sarasota, FL 34236

         2(d)     None

         2(e)     None

         2(f) Messrs Clay and Schellenberger ("Reporting Persons") are United States citizens.

ITEM 3:           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The common stock of Chattown was acquired by the Reporting Persons as a result of the exchange of 1500 shares of common stock of Value Plus Marketing, Inc., a Florida corporation ("Value") owned by the Reporting Persons for the issuance of 24,000,000 shares of common stock of Chattown pursuant to a Stock Purchase Agreement between Chattown and the Reporting Persons dated February 2000 and executed April 10, 2000 (the "Agreement"). Value is not, and has never been, a publicly-traded entity.

The source of each individual Reporting Person's funds is reflected on such individual's cover sheet to this Schedule 13D.

ITEM 4:           PURPOSE OF TRANSACTION

         As stated in Item 3, the Reporting Persons exchanged their stock in Value for Chattown's common stock. The sole purpose of the transaction was to make Value a wholly-owned subsidiary of Chattown and allow Chattown to enter into the internet chatroom business. The Reporting Persons do not intend to acquire any additional securities of Chattown at this time, nor are any sales, transfers or extraordinary corporate transactions contemplated. As a condition of the share exchange, the then existing directors of Chattown resigned and the Reporting Persons have been appointed to the Board of Directors. No additional plans to alter the present board of directors, charter, by-laws or corresponding instrument are contemplated and no material change in Chattown's present capitalization or dividend policy will occur as a result of this stock exchange. Chattown's securities are listed on the NASD OTC Bulletin Board. This stock exchange will not result in any class of Chattown's securities being delisted or ceasing to be authorized to be quoted in any inter-dealer quotation system. This stock exchange will not result in any class of Chattown's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act nor is any action similar to those listed above contemplated.

ITEM 5:           INTEREST IN SECURITIES OF THE ISSUER

         5(a) Chattown had outstanding 11,243,565 shares of common stock as of April 9, 2000. After consummation of the April 10, 2000, transaction, Chattown has outstanding 35,243,565 shares of common stock. The Reporting Persons are deemed to be beneficial owners of 24,000,000 shares in the aggregate, which is 68.1% of Chattown's outstanding common stock as of April 17, 2000.

         5(b) The Reporting Persons together have voting power to vote all of the 24,000,000 shares.

         5(c) Other than the transactions which are the subject of this report, no other transactions concerning Chattown's securities have been effected by the Reporting Persons within the last 60 days.

         5(d) No person other than the Reporting Persons is entitled to receive or direct the receipt of dividends from the subject securities.

         5(e) Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Agreement, as amended, among Chattown and the Reporting

Persons, Chattown, in exchange of 24,000,000 shares of its common stock, acquired from the Reporting Persons an aggregate of 1500 shares of Value's common stock (the "Transaction.")

         Although the Reporting Persons acted together with other shareholders of Chattown in entering into the Agreement, the Reporting Persons disclaim that such action constitutes membership in a group that has been formed for the purpose of acquiring, holding, disposing or voting equity securities of Chattown.

ITEM 7:           MATERIAL TO BE FILED AS EXHIBITS

No.               Description:

1. Stock Purchase Agreement, as amended, dated February, 2000, executed April 10, 2000. (To be filed by amendment.)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APRIL 18, 2000                                       /s/THOMAS CLAY
Date                                                 ------------------------
                                                     Thomas Clay

APRIL 18, 2000                                       /s/MARK SCHELLENBERGER
Date                                                 ------------------------
                                                     Mark Schellenberger

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs The statement shall be typed or printed beneath his signature.